FIRST AMENDMENT

To

AGREEMENT AND PLAN OF REORGANIZATION

     This FIRST AMENDMENT to AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) is made and entered into as of July 3, 2001 by and among Cypress Semiconductor Corporation, a Delaware corporation (“Parent”); Lion Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); Lara Networks, Inc., a Delaware corporation (the “Company”); U.S. Bank Trust, N.A. (the “Escrow Agent”); and Kenneth P. Lawler (the “Securityholder Agent”).

     WHEREAS, the parties have previously entered into that certain Agreement and Plan of Reorganization, dated as of June 2, 2001 (the “Agreement”); and

     WHEREAS, the parties wish to amend the Agreement;

     NOW, THEREFORE, the parties agree as follows:

1.	All capitalized terms used and not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement. All references to the Agreement in any other agreement among the parties relating to the transactions contemplated by the Agreement shall be deemed to refer to the Agreement as amended hereby.

2.	Section 2.2 of the Agreement is hereby amended and restated to read in its entirety as follows:

2.2 Company Capital Structure.

(a) As of the date hereof, the authorized capital stock of the Company consists of 40,000,000 shares of authorized Company Common Stock, of which 13,585,031 shares are issued and outstanding, and 16,000,000 shares of authorized Company Preferred Stock, 11,000,000 of which are designated Company Series A Preferred Stock, 10,772,209 of which are issued and outstanding; and 5,000,000 of which are designated Company Series B Preferred Stock, of which 4,999,995 are issued and outstanding. The Company Capital Stock is held of record by the persons, with the addresses of record and in the amounts set forth on Schedule 2.2(a). All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound. All preferential rights of Company Preferred Stock in connection with or arising from the Merger are as set forth in the Certificate of Incorporation of the Company or as provided under Delaware Law.

(b) As of the date of this Agreement, the Company has reserved 2,048,709 shares of Company Common Stock for issuance to employees and consultants pursuant to the Option Plan, of which 1,782,835 shares are subject to outstanding, unexercised options and 265,874 shares remain available for future grant. As of the date of this Agreement, the Company has reserved 260,000 shares of Company Common Stock for issuance upon exercise of outstanding Company Options granted outside the Option Plan, of which 170,990 shares are subject to outstanding unexercised options and 89,010 remain available for future grant. As of the date of this Agreement, the Company has reserved 18,750 shares of Company Common Stock for issuance upon exercise of outstanding Company Warrants. Schedule 2.2(b) sets forth for each outstanding Company Option and Company Warrant, the name of the holder, the domicile address of the holder, the number of shares of Common Stock subject to such option or warrant, the exercise price of such option or warrant and the vesting schedule for such option, including the extent such option is vested to date and whether and to what extent the exercisability of such option will be accelerated by reason of the transactions contemplated by this Agreement. Except for the Company Options and Company Warrants described in Schedule 2.2(b), there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. The holders of Company Options have been or will be given, or shall have properly waived, any required notice prior to the Merger, and all such rights to notice will be terminated at or prior to the Effective Time. As a result of the Merger, Parent will be the record and sole beneficial owner of all capital stock of Company and rights to acquire or receive such capital stock. Except as contemplated by this Agreement, there are no rights agreements, no voting trust, proxy or other agreement or understanding to which the Company is a party or by which it is bound or of which it is aware with respect to any equity security of any class of the Company. All of the Company’s outstanding securities were issued in compliance with all applicable state and federal securities laws.

3.	The Company Schedules are hereby amended and restated to read in their entirety as set forth on Exhibit Ahereto.

4.	Section 5.18 of the Agreement is hereby amended and restated to read in its entirety as follows:

5.18 New Options. Promptly after the Effective Time, Parent shall grant options to purchase shares of Parent Common Stock (the “New Options”) in the amounts and with the exercise prices calculated in accordance with Schedule 5.18. The New Options shall be non-statutory options with a 10 (ten) year term and shall vest over five (5) years with 20% of the shares subject to the New Options becoming exercisable on the first anniversary of grant and the remainder becoming exercisable monthly thereafter. The New Options shall be evidenced by option agreements substantially in the form attached hereto as Exhibit C.

5.	Schedule 5.18 of the Agreement is hereby amended and restated to read in its entirety as set forth on Exhibit B hereto.5.

6.	Schedule 1.6(i) is hereby amended and restated to read in its entirety as set forth on Exhibit Chereto.

7.	Schedule 6.3(c) is hereby amended and restated to read in its entirety as set forth on Exhibit Dhereto.

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8.	This Amendment shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.	This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

10.	Except as amended by this Amendment, the terms and conditions of the Agreement shall remain unchanged and the Agreement shall remain in full force and effect.

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     IN WITNESS WHEREOF, Parent, Merger Sub, the Company, the Escrow Agent and the Securityholder Agent have caused this First Amendment to Agreement and Plan of Reorganization to be signed by their duly authorized respective officers, all as of the date first written above.

CYPRESS SEMICONDUCTOR CORPORATION	LARA NETWORKS, INC.

By:	/s/ Emmanuel Hernandez ————————————————	By:	/s/ Kamal Gunsagar ————————————————

Name: Emmanuel Hernandez Title: CFO	Name: Kamal Gunsagar Title: CEO

SECURITYHOLDER AGENT:	LION ACQUISITION CORPORATION

/s/ Kenneth P. Lawler ————————————————	By:	/s/ Emmanuel Hernandez ————————————————

Kenneth P. Lawler	Name: Emmanuel Hernandez Title: CFO

ESCROW AGENT: U.S. BANK TRUST, N.A.

By:	/s/ Ann Gadsby ————————————————

Name: Ann Gadsby Title: Vice President

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